Securities and Exchange Commission

Washington DC 20549

Attn: Bradley Ecker

August 16, 2023

Re:	Next Thing Technologies, Inc.
Offering Statement on Form 1-A Filed on August 16, 2023 File No. 024-12260

To Whom it May Concern:

On behalf of Next Thing Technologies, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on August 18, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Jason Adams

Jason Adams, Chief Executive Officer